UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Pursuant to the notice for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of Attunity Ltd. (“Attunity”) that was published on February 28, 2019 and was attached as Exhibit 99.1 to Attunity’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on March 1, 2019, Attunity hereby furnishes the notice and proxy statement and form of proxy card for the Extraordinary Meeting. The Extraordinary Meeting is scheduled to be held on Sunday, April 7, 2019 at 10:00 a.m. (Israel time). Copies of the notice and proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

Exhibits

99.1	Notice and Proxy Statement for Extraordinary General Meeting to be held on April 7, 2019.
99.2	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: March 15, 2019